UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Delaware Investments National Municipal Income Fund

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

24610T108

(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24610T108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,413,649
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,413,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,413,649
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.29%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 20,956,695 shares of common stock outstanding as of 3/31/22, as disclosed in the company's N-CSR filed 6/8/22.

CUSIP No. 24610T108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,413,649
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,413,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,413,649
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.29%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 20,956,695 shares of common stock outstanding as of 3/31/22, as disclosed in the company's N-CSR filed 6/8/22.

CUSIP No. 24610T108	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,413,649
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,413,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,413,649
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.29%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 20,956,695 shares of common stock outstanding as of 3/31/22, as disclosed in the company's N-CSR filed 6/8/22.

CUSIP No. 24610T108	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1. SECURITY AND ISSUER

This Amendment No. 7 amends and supplements the statement on Schedule 13D filed with the SEC on 2/15/22, as amended by Amendment No 1 filed 3/1/22, Amendment No 2 filed 3/28/22, Amendment No 3 filed 4/12/22, Amendment No 4 filed 5/3/22, Amendment No 5 filed 5/12/22, and Amendment No. 6 filed 5/27/22; with respect to the common shares of Delaware Investments National Municipal Income Fund.  This Amendment No. 7 amends Items 3, 4, 5(a) & (c), 6 and 7 as set forth below.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $45,631,600 was paid to acquire the Common Shares reported herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 22, 2022, Saba Capital entered into a standstill agreement (the "Agreement") with the Issuer and Delaware Management Company, the investment adviser of the Issuer, pursuant to which the Issuer agreed to commence, on November 14, 2022, a cash tender offer to purchase up to 50% of its outstanding Common Shares at a price per share equal to 99.0% of the Issuer's net asset value per share (the "Tender Offer").  Saba Capital agreed to tender all of the Common Shares then owned by Saba Capital and one or more private funds and accounts managed by Saba Capital (the "Saba Private Funds") in the Tender Offer.

The Agreement also provides for customary standstill provisions during the period from the date of the Agreement through the date that is the earlier of (a) the day following the Issuer's 2024 annual meeting of shareholders; (b) such date that the Issuer determines not to conduct the Tender Offer; and (c) the date that is 60 days prior to the last date that a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act or trustee nomination is permitted to be submitted to the Issuer for the 2025 annual meeting of shareholders.

CUSIP No. 24610T108	SCHEDULE 13D/A	Page 6 of 8 Pages

The foregoing summary of the Agreement shall not be deemed complete and is qualified in its entirety by reference to the full text of the Agreement, the form of which is attached hereto as Exhibit 4 to this Schedule 13D and incorporated by reference herein.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 20,956,695 shares of common stock outstanding as of 3/31/22, as disclosed in the company's N-CSR filed 6/8/22.

(c) The transactions in the Common Shares effected since the Schedule 13D/A filing on 5/27/22 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4:	Standstill Agreement, dated as of July 22, 2022.

CUSIP No. 24610T108	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 22, 2022

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 24610T108	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 5/27/22. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/27/2022	Buy	36,325	11.96
5/31/2022	Buy	38,665	11.95
5/31/2022	Buy	11,005	12.01
6/1/2022	Buy	2,186	12.08
6/2/2022	Buy	15,373	12.19
6/3/2022	Buy	28,224	12.15
6/6/2022	Buy	5,097	12.01
6/7/2022	Buy	3,422	12
6/8/2022	Buy	5,852	11.98
6/9/2022	Buy	48,405	12.07